Chicago
New York
Washington, DC
London
San Francisco
Los Angeles
Singapore
Dallas
vedderprice.com
June 22, 2021	Jacob C. Tiedt
Shareholder
+1 312 609 7697
jtiedt@vedderprice.com

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Nuveen Select Tax-Free Income Portfolio (the “Registrant”)
File No. 811-06548

To the Commission:

On behalf of the Registrant, electronically transmitted herewith is the Registrant’s Registration Statement on Form N-14 (the “Registration Statement”) relating to the issuance of common shares of the Registrant in connection with the reorganizations of Nuveen Select Tax-Free Income Portfolio 2 and Nuveen Select Tax-Free Income Portfolio 3 into the Registrant (the “Reorganizations”). The Reorganizations are structured in a similar manner to certain prior reorganizations of Nuveen closed-end funds.

If you have any questions or comments regarding the Registration Statement, please call the undersigned at (312) 609-7697 or Deborah Bielicke Eades at (312) 609-7661.

Sincerely,

/s/ Jacob C. Tiedt
Jacob C. Tiedt
Shareholder

cc:	Deborah Bielicke Eades, Shareholder, Vedder Price P.C.

222 North LaSalle Street  |  Chicago, Illinois 60601  |  T +1 312 609 7500  |  F +1 312 609 5005

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.